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CGI reports fourth quarter and Fiscal 2026 results
Fourth quarter net earnings up 20.8% and revenue up 3.3%
Announces 8.8% increase to its dividend
Q4-F2026 performance highlights
•Revenue of $4.15 billion, up 3.3% year-over-year or 2.5% year-over-year in constant currency1;
•Earnings before income taxes of $628.3 million, up 21.7% year-over-year, for a margin1 of 15.2%;
•Adjusted earnings before interest and taxes1,2 of $678.0 million, up 1.6% year-over-year, for a margin1 of 16.4%;
•Net earnings of $460.7 million, up 20.8% year-over-year, for a margin1 of 11.1%, and diluted EPS of $2.24, up 30.2% year-over-year;
•Adjusted net earnings1,2 of $475.4 million, up 0.8% year-over-year, for a margin1 of 11.5%, and adjusted diluted EPS1,2 of $2.31, up 8.5% year-over-year;
•Distributed $35.1 million back to its shareholders through the payment of a cash dividend;
•Cash provided by operating activities of $551.9 million, representing 13.3% of revenue1; and
•Bookings1 of $4.53 billion, for a book-to-bill ratio1 of 109.2%.

F2026 performance highlights
•Revenue of $16.57 billion, up 4.2% year-over-year or 2.2% year-over-year in constant currency1;
•Earnings before income taxes of $2,479.7 million, up 10.6% year-over-year, for a margin1 of 15.0%;
•Adjusted earnings before interest and taxes1,3 of $2,706.4 million, up 3.7% year-over-year, for a margin1 of 16.3%;
•Net earnings of $1,812.6 million, up 9.3% year-over-year, for a margin1 of 10.9%, and diluted EPS of $8.58, up 16.7% year-over-year;
•Adjusted net earnings1,3 of $1,898.0 million, up 1.4% year-over-year, or a margin1 of 11.5%, and adjusted diluted EPS1,3 of $8.98, up 8.2% year-over-year;
•Distributed $144.1 million back to its shareholders through the payment of cash dividends;
•Cash provided by operating activities of $2.48 billion, representing 15.0% of revenue1;
•Bookings1 of $17.51 billion, for a book-to-bill ratio trailing twelve months1 of 105.6%; and
•Backlog1 of $32.07 billion or 1.9 x annual revenue.

1 Constant currency revenue growth, adjusted earnings before interest and taxes, adjusted earnings before interest and taxes margin, adjusted net earnings, adjusted net earnings margin and adjusted diluted EPS are non-GAAP financial measures or ratios. Earnings before income taxes margin, net earnings margin, cash provided by operating activities as a percentage of revenue, bookings, book-to-bill ratio, book-to-bill ratio trailing twelve months and backlog are key performance measures. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS Accounting Standards) measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.
2 Q4-F2026 adjusted for $14.6 million of restructuring, acquisition and related integration costs, net of tax; Q4-F2025 adjusted for $90.4 million of restructuring, acquisition and related integration costs, net of tax.
3 F2026 adjusted for $85.4 million of restructuring, acquisition and related integration costs, net of tax; F2025 adjusted for $213.2 million of restructuring, acquisition and related integration costs, net of tax.

Note: All figures in Canadian dollars. F2026 MD&A, audited consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Montréal, Québec, November 11, 2026 – CGI (TSX : GIB.A) (NYSE : GIB)
Q4-F2026 results
“CGI’s fourth quarter performance reflects the strength of our client relationships, the relevance of our offerings and the operational excellence of our team,” said Tim Hurlebaus, President and Chief Executive Officer. “We continued to deliver revenue growth, earnings expansion and strong bookings which were driven by a 122%1 quarterly book-to-bill ratio for our AI-embedded managed services.”
“As we enter Fiscal 2027, we are well positioned strategically, operationally and financially to invest in driving both build and buy growth. Advanced AI at enterprise scale is now routinely part of client conversations and proposals, and we see growing client interest in practical applications of quantum computing. Our commitment is to remain a partner of choice for helping clients around the world apply these technologies with industry expertise, modern data foundations, cybersecurity and the ability to govern responsibly and efficiently.”
For the fourth quarter of Fiscal 2026, the Company reported revenue of $4.15 billion, representing a year-over-year growth of 3.3%. When excluding foreign currency variations, revenue grew by 2.5% year-over-year.
Earnings before income taxes were $628.3 million, up 21.7% year-over-year, for a margin of 15.2%, up 230 basis points compared to the same period last year. Recorded in the period were acquisition and related integration costs of $19.7 million.
Adjusted earnings before interest and taxes2 were $678.0 million, up 1.6% year-over-year, for a margin of 16.4%, down 20 basis points compared to the same period last year.
Net earnings were $460.7 million, up 20.8% compared to the same period last year, for a margin of 11.1%, up 160 basis points compared to the same period last year. Diluted earnings per share, as a result, were $2.24 compared to $1.72 last year, representing an increase of 30.2%.
Adjusted net earnings2 were $475.4 million, up 0.8% compared to the same period last year, for a margin of 11.5%, down 30 basis points compared to the same period last year. On the same basis, diluted earnings per share increased by 8.5% to $2.31 from $2.13 for the same period last year.
During the fourth quarter Fiscal 2026, we distributed $35.1 million back to our shareholders through the payment of a cash dividend.
Cash provided by operating activities was $551.9 million, representing 13.3% of revenue. On a trailing twelve month basis, cash provided by operating activities was $2.48 billion, representing 15.0% of revenue.
Bookings were $4.53 billion, representing a book-to-bill ratio of 109.2%. The book-to-bill ratio for the trailing twelve months ended September 30, 2026 was 105.6%.
As of September 30, 2026, the number of CGI consultants and professionals worldwide stood at approximately 94,000.
During the fourth quarter of Fiscal 2026, the Company invested $89.4 million back into its business, acquired businesses for an investment of $34.6 million net of cash acquired, and invested $166.7 million under its Normal Course Issuer Bid to purchase and cancel 1,650,700 Class A subordinate voting shares and to pay for 54,900 Class A subordinate voting shares, which were purchased but were neither paid nor cancelled as at June 30, 2026.
1 Managed-services book-to-bill ratio is calculated by dividing the value of bookings for managed IT and business process services for the quarter by revenue from those services for the same quarter, expressed as a percentage. Our F2026 MD&A sections 5.1. and 5.3. at pages 36 and 38, respectively, contain information relevant for this calculated measure.
2 Q4-F2026 adjusted for $14.6 million of restructuring, acquisition and related integration costs, net of tax; Q4-F2025 adjusted for $90.4 million of restructuring, acquisition and related integration costs, net of tax.

F2026 results

The Company reported revenue of $16.57 billion, representing a year-over-year growth of 4.2%. When excluding foreign currency variations, revenue grew by 2.2% year-over-year.
Earnings before income taxes were $2,479.7 million, up 10.6% year-over-year, for a margin of 15.0%, up 90 basis points compared to the previous fiscal year. Recorded in the period were acquisition and related integration costs of $104.0 million.
Adjusted earnings before interest and taxes1 were $2,706.4 million, up 3.7% year-over-year, for a margin of 16.3%, down 10 basis points compared to the previous fiscal year.
Net earnings were $1,812.6 million, up 9.3% compared to the previous fiscal year, for a margin of 10.9%, up 50 basis points compared to the previous fiscal year. Diluted earnings per share, as a result, were $8.58 compared to $7.35 last year, representing an increase of 16.7%.
Adjusted net earnings1 were $1,898.0 million, up 1.4% compared to the same period last year, for a margin of 11.5%, down 30 basis points compared to the previous fiscal year. On the same basis, diluted earnings per share increased by 8.2% to $8.98 from $8.30 for the same period last year.
During Fiscal 2026, we distributed $144.1 million back to our shareholders through the payment of cash dividends.
Cash provided by operating activities was $2.48 billion, an increase of 11.0% on a year-over-year basis, representing 15.0% of revenue.
As of September 30, 2026, the Company’s backlog reached $32.07 billion or 1.9 x annual revenue.
During Fiscal 2026, the Company invested $385.4 million back into its business, acquired businesses for an investment of $198.2 million net of cash acquired, and invested $1,553.1 million under its previous and current Normal Course Issuer Bid to purchase and cancel 14,164,627 Class A subordinate voting shares and to pay for 80,300 Class A subordinate voting shares, which were purchased but were neither paid nor cancelled as at September 30, 2025.
As at September 30, 2026, long-term debt and lease liabilities, including both their current and long-term portions, were $3.96 billion, down from $4.33 billion at the same time last year. This was mainly driven by the scheduled repayment in full in September 2026 of senior unsecured notes in the amount of $834.9 million (US$600.0 million), partially offset by the issuance of senior unsecured notes for net proceeds of $498.6 million in September 2026. As of the same date, net debt2 stood at $3.42 billion, down from $3.45 billion at the same time last year. The net debt-to-capitalization ratio2 was 24.7% at the end of September 2026, compared to 25.1% last year.

1 F2026 adjusted for $85.4 million of restructuring, acquisition and related integration costs, net of tax; F2025 adjusted for $213.2 million of restructuring, acquisition and related integration costs, net of tax.
2 Net debt and net debt-to-capitalization ratio are non-GAAP financial measures or ratios. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest IFRS Accounting Standards measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.

Financial highlights	Q4-F2026	Q4-F2025	F2026	F2025
In millions of CAD except earnings per share and where noted
Revenue	4,146.1	4,013.8	16,573.6	15,912.7
Year-over-year revenue growth	3.3%	9.7%	4.2%	8.4%
Constant currency revenue growth	2.5%	5.5%	2.2%	4.6%
Earnings before income taxes	628.3	516.2	2,479.7	2,242.2
Margin %	15.2%	12.9%	15.0%	14.1%
Adjusted earnings before interest and taxes[1]	678.0	667.4	2,706.4	2,610.9
Margin %	16.4%	16.6%	16.3%	16.4%
Net earnings	460.7	381.4	1,812.6	1,658.3
Margin %	11.1%	9.5%	10.9%	10.4%
Adjusted net earnings[1]	475.4	471.7	1,898.0	1,871.5
Margin %	11.5%	11.8%	11.5%	11.8%
Diluted EPS	2.24	1.72	8.58	7.35
Adjusted diluted EPS[1]	2.31	2.13	8.98	8.30
Weighted average number of outstanding shares (diluted) In millions of shares	205.5	221.9	211.3	225.5
Net finance costs	30.1	29.6	122.7	83.7
Cash and cash equivalents	493.9	864.2	493.9	864.2
Long-term debt and lease liabilities[2]	3,955.8	4,331.3	3,955.8	4,331.3
Net debt	3,422.7	3,451.4	3,422.7	3,451.4
Net debt to capitalization ratio	24.7%	25.1%	24.7%	25.1%
Cash provided by operating activities	551.9	663.0	2,479.4	2,234.2
As a percentage of revenue	13.3%	16.5%	15.0%	14.0%
Days sales outstanding (DSO)[3]	43	45	43	45
Purchase for cancellation of Class A subordinate voting shares and related tax	166.7	490.8	1,553.1	1,274.5
Return on invested capital (ROIC)[3]	13.9%	13.6%	13.9%	13.6%
Bookings	4,526	4,786	17,507	17,572
Backlog	32,074	31,451	32,074	31,451
1,2 3
To access the financial statements – click here
To access the MD&A – click here

1 Q4-F2026 adjusted for $14.6 million of restructuring, acquisition and related integration costs, net of tax; Q4-F2025 adjusted for $90.4 million of restructuring, acquisition and related integration costs, net of tax. F2026 adjusted for $85.4 million of restructuring, acquisition and related integration costs, net of tax; F2025 adjusted for $213.2 million of restructuring, acquisition and related integration costs, net of tax.
2 Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.
3 ROIC is a non-GAAP financial measure. DSO is a key performance measure. See "Non-GAAP and other key performance measures" section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS Accounting Standards) measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.

Declaration of Dividend

On November 10, 2026, our Board of Directors approved a quarterly cash dividend of $0.185 per share, an 8.8% increase. This dividend is payable to holders of Class A subordinate voting shares and Class B shares (multiple voting) on December 18, 2026 to shareholders of record as of the close of business on November 27, 2026. The dividend is designated as an ‘eligible dividend’ for Canadian tax purposes.

Q4-F2026 results conference call

Management will host a conference call this morning at 9:00 a.m. (EST) to discuss results. Participants may access the call by dialing +1-800-717-1738 Conference ID: 20994 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors. Interested parties may also access a replay of the call by dialing +1-888-660-6264 Passcode: 20994, until December 11, 2026.
About CGI
Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 94,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2026 reported revenue is $16.57 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.
Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate related issues, inflation, tariffs and/or trade wars) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, legal and operational risks inherent in contracting with government clients, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to reduce our carbon emissions, as well as the reputational and financial risks associated with cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, our ability to declare and pay dividends, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI's annual and quarterly Management’s Discussion and Analysis (MD&A) and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled Risk Environment of CGI's annual and quarterly MD&A for the years ended September 30, 2026 and 2025, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI's annual and quarterly MD&A, and in our other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Investors
Jason Dee
Senior Vice-President, Investor Relations
jason.dee@cgi.com
+1 202-570-5890

Media
Andrée-Anne Pelletier, APR, PRP
Manager, Global Media and Public Relations
an.pelletier@cgi.com
+1 438-468-9118

Non-GAAP and other key performance measures

Non-GAAP financial measures and ratios used in this press release: Constant currency revenue growth, adjusted earnings before interest and taxes, adjusted earnings before interest and taxes margin, adjusted net earnings, adjusted net earnings margin, adjusted diluted EPS, net debt, net debt to capitalization ratio, and return on invested capital (ROIC). CGI reports its financial results in accordance with IFRS Accounting Standards. However, management believes that these non-GAAP measures provide useful information to investors regarding the company's financial condition and results of operations as they provide additional measures of its performance. These measures do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards. Key performance measures used in this press release: cash provided by operating activities as a percentage of revenue, bookings, book-to-bill ratio, book-to-bill ratio trailing twelve months, backlog, days sales outstanding (DSO), earnings before income taxes margin, and net earnings margin.

Below are reconciliations to the most comparable IFRS Accounting Standards financial measures and ratios, as applicable.

The descriptions of these non-GAAP measures and ratios and other key performance measures can be found on pages 3, 4, 5 and 6 of our F2026 MD&A which is posted on CGI's website, and filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Q4-F2026

Reconciliation between constant currency revenue growth and growth

	For the three months ended September 30,
	2026	2025	%
In thousands of CAD except for percentages
Total CGI revenue	4,146,063	4,013,837	3.3%
Constant currency revenue growth	2.5%
Foreign currency impact	0.8%
Variation over previous period	3.3%

Reconciliation between earnings before income taxes and adjusted earnings before interest and taxes

	For the three months ended September 30,
	2026	% of revenue	2025	% of revenue
In thousands of CAD except for percentages
Earnings before income taxes	628,320	15.2%	516,241	12.9%
Add back:
Restructuring	—	—%	98,796	2.5%
Acquisition and related integration costs	19,665	0.5%	22,764	0.6%
Net finance costs	30,053	0.7%	29,588	0.7%
Adjusted earnings before interest and taxes	678,038	16.4%	667,389	16.6%

Adjusted Net Earnings and Earnings per Share

	For the three months ended September 30,
	2026	2025	Change
In thousands of CAD except for percentages and shares data
Earnings before income taxes	628,320	516,241	21.7%
Add back:
Restructuring	—	98,796
Acquisition and related integration costs	19,665	22,764
Adjusted earnings before income taxes	647,985	637,801	1.6%
Income tax expense	167,589	134,886	24.2%
Effective tax rate	26.7%	26.1%
Add back:
Tax deduction on restructuring	—	27,175
Impact on effective tax rate	—%	0.2%
Tax deduction on acquisition and related integration costs	5,036	4,024
Impact on effective tax rate	—%	(0.4%)
Adjusted income tax expense	172,625	166,085	3.9%
Adjusted effective tax rate	26.6%	26.0%
Adjusted net earnings	475,360	471,716	0.8%
Adjusted net earnings margin	11.5%	11.8%
Weighted average number of shares outstanding
Class A subordinate voting shares and Class B shares (multiple voting) (basic)	204,270,184	219,550,663	(7.0%)
Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	205,492,074	221,916,475	(7.4%)
Adjusted earnings per share (in dollars)
Basic	2.33	2.15	8.4%
Diluted	2.31	2.13	8.5%

F2026

Reconciliation between constant currency revenue growth and growth

	For the years ended September 30,
	2026	2025	%
In thousands of CAD except for percentages
Total CGI revenue	16,573,609	15,912,673	4.2%
Constant currency revenue growth	2.2%
Foreign currency impact	2.0%
Variation over previous period	4.2%

Reconciliation between earnings before income taxes and adjusted earnings before interest and taxes

	For the years ended September 30,
	2026	% of revenue	2025	% of revenue
In thousands of CAD except for percentages
Earnings before income taxes	2,479,705	15.0%	2,242,190	14.1%
Add back:
Restructuring	—	—%	196,796	1.2%
Acquisition and related integration costs	104,028	0.6%	88,235	0.6%
Net finance costs	122,702	0.7%	83,692	0.5%
Adjusted earnings before interest and taxes	2,706,435	16.3%	2,610,913	16.4%

Adjusted Net Earnings and Earnings per Share

	For the years ended September 30,
	2026	2025	Change
In thousands of CAD except for percentages and shares data
Earnings before income taxes	2,479,705	2,242,190	10.6%
Add back:
Restructuring	—	196,796
Acquisition and related integration costs	104,028	88,235
Adjusted earnings before income taxes	2,583,733	2,527,221	2.2%
Income tax expense	667,057	583,905	14.2%
Effective tax rate	26.9%	26.0%
Add back:
Tax deduction on restructuring	—	53,916
Impact on effective tax rate	—%	0.1%
Tax deduction on acquisition and related integration costs	18,642	17,903
Impact on effective tax rate	(0.4%)	(0.2%)
Adjusted income tax expense	685,699	655,724	4.6%
Adjusted effective tax rate	26.5%	25.9%
Adjusted net earnings	1,898,034	1,871,497	1.4%
Adjusted net earnings margin	11.5%	11.8%
Weighted average number of shares outstanding
Class A subordinate voting shares and Class B shares (multiple voting) (basic)	209,950,232	222,693,319	(5.7%)
Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	211,323,445	225,489,344	(6.3%)
Adjusted earnings per share (in dollars)
Basic	9.04	8.40	7.6%
Diluted	8.98	8.30	8.2%

Reconciliation between long-term debt and lease liabilities and net debt

As at September 30,	2026	2025
In thousands of CAD except for percentages
Reconciliation between long-term debt and lease liabilities[1] and net debt:
Long-term debt and lease liabilities[1]	3,955,847	4,331,319
Minus the following items:
Cash and cash equivalents	493,857	864,209
Short-term investments	7,869	3,675
Long-term investments	26,355	27,687
Fair value of foreign currency derivative financial instruments related to debt	5,057	(15,620)
Net debt	3,422,709	3,451,368
Net debt to capitalization ratio	24.7%	25.1%
Return on invested capital	13.9%	13.6%
Days sales outstanding	43	45
1    As at September 30, 2026, long-term debt and lease liabilities were $3,324.4 million ($3,637.8 million as at September 30, 2025) and $631.5 million ($693.5 million as at September 30, 2025), respectively, including their current portions.